# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aktis Oncology, Inc., CIK 0002035832
CUSIP: 01021M104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 17 DRYDOCK AVENUE, SUITE #17-401, BOSTON, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001587114
Persons authorized to receive notices and communications: Anthony J. Caldwell, Esq., Shartsis Friese LLP, 425 Market Street, 11th Floor, San Francisco, California (CA), 94105, (415) 421-6500

## Reporting persons
- EcoR1 Capital, LLC (CIK 0001587114): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,824,469; sole dispositive power 0; shared dispositive power 4,824,469; aggregate amount beneficially owned 4,824,469 (9.1% of the class)
  Comment: Percentage calculated based on 53,296,950 shares of Common Stock outstanding following the Issuer's initial public offering, as reported in the prospectus filed by the Issuer on January 9, 2026.
- Oleg Nodelman (CIK 0001454385): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 37,866; shared voting power 4,824,469; sole dispositive power 37,866; shared dispositive power 4,824,469; aggregate amount beneficially owned 4,862,335 (9.1% of the class)
  Comment: The shares reported herein include 37,866 shares of Common Stock issuable under stock options granted to Mr. Nodelman in his capacity as a director of the Issuer. 1/36th of the original number of shares subject to the option shall vest in monthly installments from January 8, 2026, subject to Mr. Nodelman's continuous service through each vesting date, inclusive.
  
  Percentage calculated based on 53,296,950 shares of Common Stock outstanding following the Issuer's initial public offering, as reported in the prospectus filed by the Issuer on January 9, 2026.
- EcoR1 Capital Fund Qualified, L.P. (CIK 0001598292): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,348,658; sole dispositive power 0; shared dispositive power 4,348,658; aggregate amount beneficially owned 4,348,658 (8.2% of the class)
  Comment: Percentage calculated based on 53,296,950 shares of Common Stock outstanding following the Issuer's initial public offering, as reported in the prospectus filed by the Issuer on January 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Aktis Oncology, Inc.
Address of issuer's principal executive offices: 17 DRYDOCK AVENUE, SUITE #17-401, BOSTON, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")

EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")

Oleg Nodelman

Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 357 Tehama Street #3, San Francisco, CA 94103
Present principal occupation or employment: EcoR1 is an investment adviser to investment funds, including Qualified Fund (collectively, the "Funds"). EcoR1 is the general partner of the Funds. Mr. Nodelman is the manager and control person of EcoR1.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Funds purchased 11,400,000 shares of the Issuer's Series A Redeemable Convertible Preferred Stock for an aggregate purchase price of $22,800,000, including $19,827,620 paid by Qualified Fund for 9,913,810 shares.

The Funds purchased 2,500,000 shares of the Issuer's Series B Redeemable Convertible Preferred Stock for an aggregate purchase price of $10,000,000, including $9,590,000 paid by Qualified Fund for 2,397,500 shares.

Immediately prior to the closing of the initial public offering of the Issuer's Common Stock on 1/12/2026, the shares of Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock held by the Funds automatically converted on a 3.8044-for-1 basis into 2,602,247 shares of the Issuer's Common Stock and 1,051,412 shares of the Issuer's Class A Common Stock. No additional consideration was paid on such conversion.

In addition, certain of the Funds purchased 2,222,222 shares of Common Stock in the Issuer's initial public offering on 1/12/2026 for an aggregate purchase price of $39,999,996. Qualified Fund purchased 2,077,779 of these shares for a purchase price of $37,400,022.

The foregoing purchases of securities were all made from the Funds' working capital.

On 1/8/2026, Mr. Nodelman received a grant of options to acquire 37,866 shares of the Issuer's Common Stock for his service on the Issuer's board of directors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Oleg Nodelman, the manager of EcoR1, is a member of the Issuer's board of directors. The reporting persons acquired securities of the Issuer for investment purposes based on their belief that the Issuer's securities represented an attractive investment opportunity. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Common Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, converting shares of Class A Common Stock into shares of Common Stock and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Common Stock or other securities that they now own or hereafter acquire. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or pledge their interests in the Common Stock and other securities to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, as noted above, Mr. Nodelman serves on the Issuer's board of directors, and the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
EcoR1: 4,824,469

Oleg Nodelman: 4,862,335

Qualified Fund: 4,348,658

Aggregate percentage of the class of Common Stock beneficially owned by the reporting persons:

EcoR1: 9.1%

Oleg Nodelman: 9.1%

Qualified Fund: 8.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or to direct the vote:

EcoR1: 0

Oleg Nodelman: 37,866

Qualified Fund: 0

(ii) Shared power to vote or to direct the vote:

EcoR1: 4,824,469

Oleg Nodelman: 4,824,469

Qualified Fund: 4,348,658

(iii) Sole power to dispose or to direct the disposition of:

EcoR1: 0

Oleg Nodelman: 37,866

Qualified Fund: 0

(iv) Shared power to dispose or to direct the disposition of:

EcoR1: 4,824,469

Oleg Nodelman: 4,824,469

Qualified Fund: 4,348,658
Transactions in the class effected during the past sixty days: In the 60 days preceding the date of this Schedule 13D, the reporting persons engaged in the transactions in the Issuer's Common Stock described in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
EcoR1 is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to EcoR1 the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, EcoR1 is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, EcoR1 is entitled to fees based on assets under management and realized and unrealized gains.

The Funds hold the aggregate amount of 1,051,412 shares of the Issuer's Class A Common Stock. Each share of Class A Common Stock is convertible into one share of the Issuer's Common Stock at the holder's election, provided that the shares may not be converted if doing so would result in EcoR1 or any of the Funds beneficially owning more than 4.99% of the outstanding shares of Common Stock. Due to this limitation, the shares of Class A Common Stock held by the Funds are not presently convertible.

The Funds are party to a Third Amended and Restated Investors' Rights Agreement, dated September 20, 2024, with the Issuer (the "Rights Agreement"). The Rights Agreement grants certain rights to the Funds, including certain demand, piggyback and Form S-3 registration rights with respect to the registrable securities held by them. The terms and provisions of the Rights Agreement are described more fully in the Issuer's Registration Statement on Form S-1/A (File No. 333-292283) declared effective by the Commission on January 7, 2026 (the "Registration Statement"), and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

In connection with the initial public offering of the Issuer's Common Stock, each of the Funds and Mr. Nodelman has entered into lock-up agreements, pursuant to which each of them have agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer's securities held by the Funds for 180 days following the date of the offering. The terms and provisions of such lock-up agreements are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Mr. Nodelman, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer's 2026 Equity Incentive Plan (the "2026 Plan"), and the Issuer's non-employee director compensation policy (the "Compensation Plan"). The terms and provisions of the 2026 Plan and the Compensation Plan are described in the Registration Statement, and the above summary is qualified by reference to such description and the full text of which is filed as Exhibit 99.4 and Exhibit 99.5 to this Schedule 13D and are incorporated herein by reference. In addition, the Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Nodelman. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Nodelman for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his services as director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the Registration Statement, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 99.2: Third Amended and Restated Investors' Rights Agreement, dated as of September 20, 2024 (filed as Exhibit 4.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 99.3: Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as part of Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 99.4: 2026 Equity Incentive Plan, as amended, and associated forms (filed as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 99.5: Non-Employee Director Compensation Policy, as amended, and associated forms (filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1/A as filed with the Commisson on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

Exhibit 99.6: Form of Indemnification Agreement (filed as Exhibit 10.6 to the Issuer's Registration Statement on Form S-1/A as filed with the Commission on January 7, 2026 (SEC File No. 333-292283) and incorporated herein by reference).

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (01/20/2026)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting person (01/20/2026)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (01/20/2026)